Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

Big Lithium Processing Plant Planned For In Oklahoma | Autoweek

The following is an updated article to account for corrections in the original article issued May 24, 2024.

The updated article is available here: https://www.autoweek.com/news/a60875619/stardust-power-lithium-plant-oklahoma/

Federal incentives favor domestic suppliers of critical metals, and start-ups like Stardust Power see a commercial opportunity.

●	Startup company Stardust Power hopes to get a big processing plant built in Oklahoma, where it says it will be able to process 50,000 tons of lithium.

●	The plant would refine lithium obtained via underground sources, extracting the metal from a brine.

●	The Inflation Reduction Act requires an increasing amount of domestically sourced minerals, which refineries like that proposed by Stardust Power and others would fulfill.

Roshan Pujari, co-founder of battery-grade lithium refinery startup Stardust Power (SP), was addressing a room full of potential investors May 15 at an upscale waterfront hotel in Greenwich, Connecticut.

The company has access to up to $30 million in financing to build and operate a brine refinery on 66 acres in Muskogee, Oklahoma that can process 50,000 tons of this critical EV battery mineral annually (enough to supply 1.1 million electric vehicles). And it needs more construction money as it prepares to go public via a SPAC deal.

Total cost of the project will be around $1.2 billion, with the first phase (getting the company to 25,000 tons per year) costing around $650 million. Pujari told Autoweek that up to 80% of the total could be through project finance, with the balance via sponsor equity including potential government grants.

The SPAC, announced last year, is due to be completed by the end of the second quarter of 2024.

“Given that this is a lithium processor, it might be one of the rare instances in which a SPAC actually has a chance of succeeding,” said Sam Abuelsamid, principal analyst for transportation and mobility at Guidehouse Insights in Detroit.

“The Inflation Reduction Act clean vehicle credits are ratcheting up their requirement for the domestic content of minerals. We need more domestic supply because by 2030, there will be close to a terawatt of cell capacity in North America. That’s a lot of lithium.”

Stephanie Chapelliquen, associate director at Guidehouse, says that “localization will be key for everything, and incentives are making it move faster.” Importing lithium from “friendly” but far-away markets like Australia and South Korea will add a lot of transportation-based carbon into the process.

“We would still want processing here even without incentives,” Chapelliquen said.

The Stardust Power executives wait to talk to investors in Greenwich.

Stardust’s SPAC partner is Global Partner Acquisition Corporation II, which has more than $3 billion in assets under management. In a statement, GPAC II Chairman and Chief Executive Officer Chandra R. Patel called Stardust “a pioneering American lithium refiner with impressive growth potential and a massive addressable market.”

Stardust is hoping to start building the plant in 2025. “The U.S. has been asleep at the wheel, offshoring critical mineral mining and refining,” Pujari said. His company is focused on harvesting lithium from brine, in part “because it is so difficult to get permits for open-pit mining,” he said.

About 60% of global lithium extraction is from brine via huge evaporation ponds like those in use in Chile, Argentina, and Bolivia. The lithium gained by that drying process goes through a purification process to remove other metals.

China has no more than 8% of the world’s lithium reserves, but hosts 80% of its lithium production, and 70% of cell manufacturing, says the Organization for Research on China and Asia. China also processes 67% of global lithium (plus more than 70% of crucial minerals cobalt and graphite).

The Biden Administration, well aware of that situation, has prioritized its incentives on EVs built in the US with American batteries and locally sourced critical minerals. To that end, SP has applied for a grant from the $3.5 billion in Bipartisan Infrastructure Law funds that Department of Energy has earmarked to help develop US battery capacity.

A rendering of Stardust Power’s refinery in Muskogee, Oklahoma.

A bullet point in the Biden plan is “advancing the domestic processing capacity of minerals necessary for battery materials and advanced batteries.” Stardust has applied for between $200 and $225 million in grants and incentives, and hopes to get word on them by the third and fourth quarter of this year.

Stardust is also hoping to tap into up to a potential $257 million in Oklahoma state incentives, and also hire from the area’s supply of highly trained oil and gas workers. Its central-U.S. Muskogee location is close to highways, rail lines and the inland waterway, easing import and export of lithium material.

“Oklahoma has a lot of fast charging stations for EVs as well as extensive oil and gas operations,” said John Riesenberg, Stardust’s managing director for Oklahoma. “We are an all-of-the-above energy state that is pro-business and offering great incentives.”

Does the US have its own supply of lithium? You bet, though it’s a modest 3% of world reserves, concentrated in states including Nevada, California (where projects are underway at the Salton Sea), and Utah.

There’s currently only one working lithium mine, an Albemarle facility in Silver Peak, Nevada. Stardust has 35,000 acres of brine-producing land under its control in Nevada and Utah.

Other players are also on the move. Tesla broke ground on a $1 billion lithium refining operation near Corpus Christi, Texas, last year. “The choke point is much more on refining capacity than it is on mining,” Elon Musk told investors in 2023.

“Lithium is actually very common throughout the world, including in the US… Like, instead of making a picture-sharing app, please refine lithium. Mining and refining, heavy industry, come on.”

Another company, Lithium America, has gotten a conditional commitment for a $2.3 billion loan to help construct a lithium mine in Humboldt County, Nevada. General Motors said in 2023 that it would invest $650 million in that project, which would give it the right to buy up to 40,000 tons of the mine’s output for 15 years.

GM is also working with Posco Chemical in Quebec on a $400 million facility to produce cathode-active material for GM’s Ultium batteries. Honda is also working with Posco on a cathode-active plant in Canada. ExxonMobil is developing a lithium production facility in Arkansas.

The domestic North American lithium industry is ramping up, but not fast enough to avoid continuing concern about foreign sources for lithium.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, Global Partner Acquisition Corp II’s (“GPAC II”) and Stardust Power Inc.’s (the “Stardust Power”) ability to consummate the transaction, the benefits of the transaction, GPAC II’s and Stardust Power’s future financial performance following the transaction, as well as GPAC II’s and Stardust Power’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and Stardust Power’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and Stardust Power caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and Stardust Power. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II’s securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and Stardust Power’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Stardust Power’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Stardust Power and potential difficulties in Stardust Power’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or Stardust Power related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Stardust Power plans to operate, variations in performance across competitors, changes in laws and regulations affecting Stardust Power’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic; (xii) risks that GPAC II and/or Stardust will be unable to raise additional funds through a private placement or equity or debt raise by prior to or in connection with Closing; (xiii) risks that the anticipated growth of the Lithium industry may not be achieved; and (xiv) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 19, 2024, Annual Report on Form 10-K/A filed with the SEC on April 22, 2024 and any other Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor Stardust Power presently know or that GPAC II or Stardust Power currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (File No. 333-276510) filed with the SEC on January 12, 2024 (the “Registration Statement”, as amended or supplemented), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. The Registration Statement is now effective, having been declared effective by the SEC on May 10, 2024. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and Stardust Power assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor Stardust Power gives any assurance that either GPAC II or Stardust Power will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II has filed a definitive proxy statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the extraordinary general meeting of the GPAC II shareholders (the “Definitive Proxy Statement”). Shareholders of GPAC II are able to obtain free copies of the Definitive Proxy Statement and all other relevant documents containing important information about GPAC II and Stardust Power filed or that will be filed with the SEC by GPAC II through the website maintained by the SEC at http://www.sec.gov or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC or by contacting Morrow Sodali LLC, GPAC II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in the Solicitation

GPAC II, Stardust Power and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 19, 2024, Annual Report on Form 10-K/A filed with the SEC on April 22, 2024 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants are contained in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and is not intended to and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, Stardust Power or the combined company or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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